CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Ranked 34th Fastest Growing Company in Canada by Profit Magazine

July 11th, 2012 CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT Group”) is pleased to report that it has been ranked as the 34th Fastest Growing Company in Canada in the “24th Annual Profit 200 Rankings” which was published in the June 2012 issue of Profit Magazine.  CIBT Group achieved revenue growth of 1,133%, from $4.7 million to $58.6 million in the five years from 2006 to 2011.

"On a number of occasions since 2003, CIBT Group has ranked in Profit Magazine’s list of the Top 200 fastest growing companies in Canada. CIBT Group has been improving in the rankings since 2010, from a 105th place ranking that year to a ranking of 39th in 2011, and most recently a 34th place ranking in 2012,” commented Toby Chu, Vice-Chairman, President & CEO.  “While we are pleased with our rapid growth during the past decade, despite the global financial crisis and poor economic conditions during the past few years, we remained vigilant, exercising carefully planned and responsible growth. Since 2010, we have executed several re-sizing strategies to accommodate our rapidly growing organization.  We have also invested substantial efforts and resources to develop our own Global Learning Network platform and established many academic partnerships in various countries.  Our recently announced GLN Desktop platform allows individual students to undertake their studies from home or the office via video conferencing technology, fully interactive with our teachers at the GLN studio.  We have remained focused on the domestic and global education sectors and we will continue to fulfill our corporate objective of delivering high quality western education to the global education market using advanced interactive technology supplemented by traditional brick-and-mortar campuses.  We feel that our expanding geographical footprint and business presence in 18 countries gives CIBT Group a solid foundation to fulfill our vision of becoming a global education leader."

About Profit Magazine:

Profit Magazine is a bi-monthly publication that has served the entrepreneurial business community since 1984. The top 200 company rankings can be found in the June 2012 issue of Profit Magazine or online at http://www.profitguide.com

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Educational Institute (AHL-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
Some statements in this news release contain forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to the statement in this news release as to the continued growth of the Company, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.